Exhibit 99.1

Inspira Regains Compliance with Nasdaq Minimum Bid Price Requirement

RA’ANANA, Israel, July 18, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it has received formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), concerning the minimum bid price requirement.

The notice, dated July 17, 2025, stated that for the 10 consecutive business days from July 2, 2025, through July 16, 2025, the closing bid price of the Company’s common shares was at or above $1.00 per share. As a result, Inspira has satisfied the requirements for continued listing on the Nasdaq Capital Market, and the matter is now closed.

“This compliance milestone is a direct reflection of the market’s growing confidence in our strategic trajectory,” said Dagi Ben-Noon, CEO of Inspira Technologies. “The past few weeks have marked a transformative shift for Inspira, from securing a large commercial order to building a pathway with a government partner for national adoption and global scale up. We are not just evolving; we are transforming into something new, significant, and in a class of its own. We are now fully focused on global distribution, execution, and delivering long-term value to our shareholders.”

Inspira is advancing its government-focused strategy following the successful conclusion of high-level talks, building upon a sequence of foundational milestones. These include the clinical integration of the ART100 in Tier-1 U.S. hospitals, the recent expansion of manufacturing capabilities, and the recently announced $22.5 million purchase order. Collectively, these achievements now serve as a powerful catalyst, accelerating Inspira’s ongoing discussions with commercial and governmental entities worldwide.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that the Nasdaq compliance milestone is a direct reflection of the market’s growing confidence in its strategic trajectory, the belief that it is not just evolving but transforming into something new, significant and in a class of its own, that it is building a pathway with a government partner for national adoption and global scale up, that it is fully focused on global distribution, execution, and delivering long-term value to its shareholders, that it is uilding upon its sequence of foundational milestones, and that its recent achievements now serve as a powerful catalyst, accelerating its ongoing discussions with commercial and governmental entities worldwide. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485